SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 29, 2019 re TAT Technologies Ltd. Reports Second Quarter 2019 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Second Quarter 2019 Results

GEDERA, Israel, August 29, 2019 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three month and six month periods ended June 30, 2019.

Key Financial Highlights:

•
Revenues for Q2 2019 were $26 million compared with $24.8 million in Q2 2018.  Revenues for the six-month period that ended on June 30, 2019 were $49.3 million compared with $49.2 million in the six-month period that ended on June 30, 2018.

•
Gross profit for Q2 2019 was $3.7 million (7.5% as a percentage of revenues) compared with $2.6 million (5.3% as a percentage of revenues) in Q2 2018.  Gross profit for the six-month period that ended on June 30, 2019 was $7 million (14.1% as a percentage of revenues) compared with $5.8 million (11.7% as a percentage of revenues) in the six-month period that ended on June 30, 2018.

•
EBITDA for Q2 2019 was $1.5 million compared with negative $(0.3) million in Q2 2018. Adjusted EBITDA for the six-month period that ended on June 30, 2019 was $2.8 million compared with $0.05 million in the six-month period that ended on June 30, 2018.

•
GAAP net income was $0.13 million, or $0.01 per diluted share in Q2 2019 compared with a net loss of $1.4 million, or $0.16 per diluted share in Q2 2018. GAAP net income was $0.2 million, or $0.02 per diluted share in H1 2019 compared with a net loss of $2.1 million, or $0.24 per diluted share in H1 2018.

•
Non-GAAP net income of $0.06 million, or $0.01 per diluted share in Q2 2019, compared with non-GAAP net loss of $1.2 million, or $0.14 per diluted share in Q2 2018. Non-GAAP net income of $0.22 million, or $0.02 per diluted share in H1 2019, compared with non-GAAP net loss of $1.9 million, or $0.21 per diluted share in H1 2018.

Mr. Igal Zamir, CEO and President of TAT Technologies stated, "I am pleased with the positive growth trend of profitability. During the second half of 2018 we initiated a cost cutting and efficient plan. We now benefit from the improvements in Gross Margin and EBITDA."

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents a Non-GAAP presentation of Net Income and Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.  Non-GAAP Net Income excludes changes, income or losses, as applicable, related to one or more of the following: (1) share-based compensation expenses and/or (2) certain tax impact and/or (3) acquisition related expenses and/or (4) share in results of equity investment of affiliated companies. Adjusted EBITDA is calculated as net income before the Company's share in results and sale of equity investment of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization.  Non-GAAP Net Income and Adjusted EBITDA, however, should not be considered as alternatives to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor they are meant to be predictive of potential future results.  Non-GAAP Net Income and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of GAAP Net Income to Non-GAAP Net Income and Adjusted EBITDA in pages 9 and 12 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	June 30,	December 31,
	2019	2018
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,290	$15,950
Accounts receivable, net	22,481	19,277
Other current assets and prepaid expenses	3,675	3,627
Inventory, net	40,710	38,605

Total current assets	81,156	77,459

NON-CURRENT ASSETS:
Investment in affiliates	1,014	1,078
Funds in respect of employee rights upon retirement	1,513	2,253
Deferred income taxes	215	162
Intangible assets, net	844	911
Property, plant and equipment, net	20,929	21,424
Operating lease right of use assets	7,198	-

Total non-current assets	31,713	25,828
Total assets	$112,869	$103,287

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$10,663	$8,270
Accrued expenses	6,753	6,411
Operating lease liabilities	1,311	-

Total current liabilities	18,727	14,681

NON CURRENT LIABILITIES:
Other long-term liabilities	102	180
Liability in respect of employee rights upon retirement	1,870	2,648
Deferred income taxes	1,359	1,484
Operating lease liabilities	6,104	-

Total non-current liabilities	9,435	4,312
Total liabilities	28,162	18,993

EQUITY:
Share capital	2,809	2,809
Additional paid-in capital	65,490	65,535
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	66	(206)
Retained earnings	18,430	18,244
Total shareholders' equity	84,707	84,294

Total liabilities and shareholders' equity	$112,869	$103,287

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$6,299	$6,160	$12,199	$12,996	$23,151
Services	19,707	18,672	37,103	36,193	70,027
	26,006	24,832	49,302	49,189	93,178

Cost of goods:
Products	5,088	6,451	10,183	12,981	23,807
Services	17,233	15,784	32,184	30,439	60,980
	22,321	22,235	42,367	43,420	84,787
Gross Profit	3,685	2,597	6,935	5,769	8,391

Operating expenses:
Research and development, net	26	176	49	495	553
Selling and marketing	1,421	1,265	2,474	2,635	4,913
General and administrative	1,745	2,576	3,802	4,746	8,559
Other loss	-	-	-	-	(4)
	3,192	4,017	6,325	7,876	14,021
Operating income (loss)	493	(1,420)	610	(2,107)	(5,630)

Financial income (expenses), net	(158)	21	(384)	19	(102)

Income (loss) before taxes on income (tax benefit)	335	(1,399)	226	(2,088)	(5,732)

Taxes on income (tax benefit)	154	(95)	(34)	(30)	(1,464)

Income (loss) before equity investment	181	(1,304)	260	(2,058)	(4,268)

Share in results of affiliated companies	(55)	(70)	(74)	(60)	(140)

Net income (loss)	$126	$(1,374)	$186	$(2,118)	$(4,408)

Basic and diluted income (loss) per share

Net income (loss) per share	$0.01	$(0.16)	$0.02	$(0.24)	$(0.5)

Weighted average number of shares outstanding
Basic	8,874,696	8,862,473	8,874,696	8,855,251	8,864,885
Diluted	8,874,696	8,862,473	8,874,696	8,855,251	8,864,885

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net income (loss)	$126	$(1,374)	$186	$(2,118)	$(4,408)
Other comprehensive income
Net unrealized income (losses) from derivatives	56	(288)	286	(348)	(672)
Reclassification adjustments for gains (losses) included in net income and inventory	(30)	128	(14)	42	331
Total other comprehensive income (loss)	$152	$(1,534)	$458	$(2,424)	$(4,749)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF GAAP TO NON-GAAP RESULTS (UNAUDITED)
(In thousands, except share and per share data)

	Three months ended
	June 30,
	2019	2018

Reported net income (loss) on GAAP basis	$126	$(1,374)
Adjustments:
Share in results of equity investment of affiliated company	55	70
Share based compensation	(117)	64
Non-GAAP net income (loss)	$64	$(1,240)

Non-GAAP net income (loss) per share	$0.01	$(0.14)

Weighted average number of shares outstanding
Basic	8,874,696	8,862,473
Diluted	8,874,696	8,862,473

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders
	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2016 (audited)	9,102,917	$2,797	$64,760	$(73)	$(2,088)	$23,256	$88,652
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017 (audited):
Comprehensive income	-	-	-	208	-	2,396	2,604
Share based compensation expenses	-	-	174	-	-	-	174
Exercise of option	19,584	5	139	-	-	-	144
Dividend distributed	-	-	-	-	-	(3,000)	(3,000)
BALANCE AT DECEMBER 31, 2017 (audited)	9,122,501	$2,802	$65,073	$135	$(2,088)	$22,652	$88,574
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018 (audited):
Comprehensive loss	-	-	-	(341)	-	(4,408)	(4,749)
Share based compensation expenses	-	-	272	-	-	-	272
Exercise of options	26,668	7	190	-	-	-	197
BALANCE AT DECEMBER 31, 2018 (audited)	9,149,169	$2,809	$65,535	$(206)	$(2,088)	$18,244	$84,294
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2019 (unaudited):
Comprehensive income	-	-	-	272	-	186	458
Share based compensation income	-	-	(45)	-	-	-	(45)
BALANCE AT JUNE 30, 2019 (unaudited)	9,149,169	$2,809	$65,490	$66	$(2,088)	$18,430	$84,707

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$126	$(1,374)	$186	$(2,118)	$(4,408)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	1,078	1,029	2,148	2,037	4,185
Loss (gain) from change in fair value of derivatives	(20)	174	(254)	386	382
Provision for doubtful accounts	-	127	-	127	(347)
Share in results of equity investment of affiliated Company	55	70	74	60	140
Share based compensation	(117)	64	(45)	119	272
Non cash finance expense	75	-	217	-	-
Liability in respect of employee rights upon retirement	(587)	(120)	(778)	(303)	(587)
Deferred income taxes, net	452	(231)	(178)	(55)	(102)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(1,534)	3,334	(3,204)	3,022	6,814
Decrease (increase) in other current assets and prepaid expenses	310	(848)	1,257	(748)	(1,575)
Decrease (increase) in inventory	472	2,352	(2,122)	88	161
Increase (decrease) in trade accounts payable	1,197	(3,117)	2,534	(1,032)	(969)
Increase (decrease) in accrued expenses	(661)	(2,058)	342	(1,892)	(1,920)
Increase (decrease) in other long-term liabilities	(20)	101	(78)	79	34
Net cash provided by (used in) operating activities	$826	$(497)	$99	$(230)	$2,080
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	(10)	-	(10)	-	(26)
Funds in respect of employee rights upon retirement	-	(65)	(22)	(22)	(22)
Proceeds from sale of property and equipment	-	-	-	7	7
Purchase of property and equipment	(780)	(735)	(1,727)	(2,185)	(4,270)
Maturities of short-term deposits			-	-	470
Cash flows used in investing activities	$(790)	$(800)	$(1,759)	$(2,200)	$(3,841)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	-	102	-	102	197
Cash flows provided by financing activities	$-	$102	$-	$102	$197

Net increase (decrease) in cash and cash equivalents	36	(1,195)	(1,660)	(2,328)	(1,564)
Cash and cash equivalents at beginning of period	14,254	16,381	15,950	17,514	17,514
Cash and cash equivalents at end of period	$14,290	$15,186	$14,290	$15,186	$15,950

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2019	2018	2019	2018	2018

Net income (loss)	$126	$(1,374)	$186	$(2,118)	$(4,408)
Adjustments:

Share in results of equity investment of affiliated companies	55	70	74	60	140
Taxes on income (tax benefit)	154	(95)	(34)	(30)	(1,464)
Financial expenses (income), net	158	(21)	384	(19)	102
Depreciation and amortization	1,126	1,029	2,196	2,037	4,185
Share based compensation	(117)	64	(45)	119	272
Adjusted EBITDA	$1,502	$(327)	$2,761	$49	$(1,173)

Note to the financial statements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use (ROU) model that requires a lessee to recognize a ROU assets and lease liabilities on the balance sheet. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement of operations. The Company adopted the new standard on January 1, 2019 using the modified retrospective transition method and did not restate comparative periods. The new standard provides a number of optional practical expedients in transition. The Company recognizes the lease expenses in the consolidated statements of Operations on a straight-line basis over the lease period.

Additionally, the Company did not separate lease and non-lease components for all of its leases. The Company elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Company will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. Instead, the Company will continue to recognize the lease payments for those leases in profit or loss on a straight-line basis over the lease term.

The most significant effects of adoption relate to (1) the recognition of new ROU assets and lease liabilities on its balance sheet for real estate operating leases; and (2) recording of Non-cash finance expenses on its statement of income.

The adoption of the standard resulted in recognition of $7.3 million of lease assets and lease liabilities as of January 1, 2019 on the Company’s consolidated balance sheets. During the three months period ended June 30, 2019 and during the six months period ended June 30, 2019 the Company recorded non-cash finance expenses in the amount of $0.08 million and 0.22 million, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: August 29, 2019